Exhibit 99.1

Vermilion Energy Inc. Announces New York Stock Exchange Listing

CALGARY, March 7, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX - VET) announces that it has been approved for listing on the New York Stock Exchange ("NYSE").

Vermilion anticipates that its common shares will open for trading on the NYSE Tuesday, March 12, 2013 under the ticker symbol "VET".  GETCO Securities is the Designated Market Maker for Vermilion shares.  To celebrate the listing, Lorenzo Donadeo, President and CEO will ring the opening bell on that date.

"We are delighted that Vermilion Energy has been accepted for listing on the NYSE and believe today's approval marks a significant milestone in Vermilion's continued growth and evolution.  The strong credentials and reputation of the NYSE as one of the world's most prestigious stock exchanges, as well as the increased exposure to U.S. and global investors, fits well with Vermilion's objective to expand our shareholder base globally." said Lorenzo Donadeo, CEO and President of Vermilion.

"We welcome Vermilion Energy Inc. to the community of New York Stock Exchange listed companies," said Scott Cutler, Executive Vice President, Head of Global Listings, NYSE Euronext. "We look forward to a long-term partnership with Vermilion and its shareholders, and to providing the superior liquidity, services and visibility associated with listing on the NYSE."

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and, effective March 12, 2013, on the NYSE (both under the ticker symbol "VET").

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Anthony Marino, Executive VP & COO;
Curtis W. Hicks, C.A., Executive VP & CFO;
and/or Dean Morrison, Director - Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 15:39e 07-MAR-13